Innovative Eyewear, Inc.

11900 Biscayne Blvd., Suite 630
Miami, Florida 33181

March 27, 2024

VIA EDGAR

Robert Augustin

Division of Corporation Finance

Office of Industrial Applications and Services
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Innovative Eyewear, Inc.
Registration Statement on Form S-3 Filed February 7, 2024
File No. 333- 276938

Dear Mr. Augustin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Innovative Eyewear, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Friday, March 29, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Harrison Gross
Harrison Gross
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP